*AB 9/10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

AUG 30 2012

Washington DC
405

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/11 (MM/DD/YY) AND ENDING 6/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpreadZero LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 West 86th Street, Suite 8E
(No. and Street)

New York	NY	10024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Murphy — 212-353-1115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block and Anchin LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Chk 9/12

OATH OR AFFIRMATION

I, Stephen Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpreadZero LLC, as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

James M. Comar

JAMES COMAR, Notary Public
My Commission Expires 2/10/15

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPREADZERO LLC
(A WHOLLY-OWNED SUBSIDIARY OF
SPREADZERO INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ANCHIN

Accountants & Advisors

SPREADZERO LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPREADZERO INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

SPREADZERO LLC

INDEX TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT AUDITORS' REPORT

To SpreadZero LLC:

We have audited the accompanying statement of financial condition of SpreadZero LLC (a wholly - owned subsidiary of SpreadZero Inc.) (a development stage company) as of June 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SpreadZero LLC as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Anchin, Block & Anchin LLP

New York, N.Y.
August 28, 2012

SPREADZERO LLC
(A WHOLLY-OWNED SUBSIDIARY OF SPREADZERO INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash	$ 13,122
Other assets	173
Total Assets	**$ 13,295**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Due to SpreadZero Inc.	$ 4,000
Member's Equity	
Member's Capital	352,622
Deficit accumulated in the development stage	(343,327)
Total Member's Equity	9,295
Total Liabilities and Member's Equity	**$ 13,295**

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

SpreadZero LLC (the "Company"), a wholly-owned subsidiary of SpreadZero Inc., formerly SpreadZero Holdings Inc. (the Parent) was formed as a limited liability company in Delaware on October 23, 2007. The Company was formed to engage in the management of its Parent's proprietary trading platform for debt and equity securities.

The Company has been in the development stage since its formation and has not yet generated any revenue. The Company has had limited expenses consisting of start-up related activities. The Company is behind schedule for launching. The delay is due to the Parent refining the software for the trading platform. The Company anticipates beginning operations within this coming year. As such, the Company is considered to be a development stage enterprise.

On January 1, 2009 the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc.

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Financial Statement Estimates

The preparation of financial statements in conformity with GAAP may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is not subject to income taxes. The member reports its distributive share of income or loss on their own tax return. The tax years that remain subject to examination by taxing authorities are 2011, 2010 and 2009.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Start-up and Organizational Costs

Start-up and organizational costs are expensed as incurred.

NOTE 2 - GOING CONCERN

To date, the Company has not generated revenue, has experienced losses since inception and has limited cash on hand. Collectively, these factors raise substantial doubt about the Company's ability to continue as a going concern.

Management believes that its Parent will provide it with additional capital on an as-needed basis in the form of either loans or additional capital contributions to ensure that it is able to continue its operations. Additionally, the Company anticipates beginning operations in the current year. The Parent, however, may not have sufficient cash flows to provide such funds without raising additional capital for itself. In the event the Company is unable to obtain additional financing, there is no assurance that the Company will be able to continue as a going concern.

The accompanying financial statement does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At June 30, 2012, the Company had net capital of $9,122 which was $4,122 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .44 to 1.

The Company operates pursuant to the exemption in SEC Rule 15c3-3(k)(2)(ii).

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Cash Credit Risk Concentration

The Company maintains an account in a bank located in the New York area. There is no excess of the deposit balances over amounts covered by federal insurance at June 30, 2012.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Parent made a $49,938 cash contribution on June 10, 2008 for a 100% interest in the Company.

The Company's operating expenses are allocated to it by its Parent pursuant to an expense sharing arrangement. Pursuant to such arrangement, the Company is allocated its share of certain Parent operating costs monthly based upon usage and the mutual agreement of the Company and its Parent, currently at $8,450 per month. For the year ended June 30, 2012, the allocation of Company expenses contributed by its Parent as capital was $101,400.

The Parent also pays for certain professional fees on behalf of the Company and is reimbursed by the Company on a dollar-for-dollar basis. As of June 30, 2012, the Company has $4,000 due to its Parent for the reimbursement of such professional fees.

The Company is charged a certain percentage of rent based on office space used from its Parent on a monthly basis.

NOTE 6 - LITIGATION

On October 29, 2010, a lawsuit was filed in the United States District Court for the Southern District of New York against Trading Screen Inc. (a former related party to the Company through its subsidiary, TSBS), and its Parent, by a former employee of Trading Screen Inc. asserting a direct claim for unjust enrichment, unfair competition and intentional interference with prospective contractual relations. The lawsuit was dismissed on September 14, 2011.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent to July 1, 2012, the Parent agreed to treat certain expenses allocated to the Company pursuant to their expense sharing arrangement of $12,450 as a contribution of capital.

Subsequent events have been evaluated through August 28, 2012, which is the date the financial statements were available to be issued.



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To SpreadZero LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by SpreadZero LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Anchin, Block & Anchin LLP

New York, N.Y.
August 28, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 6/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067928 FINRA JUN
SPREADZERO LLC
176 W 86TH ST APT 8E
NEW YORK NY 10024-4005

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (300)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(300)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spread Zero LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 9th day of August, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2011 and ending 6/30/2012

Item No.	Eliminate cents
2a. *Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)*	$ 0
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)

Anchin, Block & Anchin LLP
1375 Broadway
New York, NY 10018
212 840-3456
www.anchin.com